MECHEL REPORTS 2012 OPERATIONAL RESULTS

Moscow, Russia – January 31, 2012 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces 2012 operational results.

Production and sales for 2012

Production:

Product name	2012, thousand	2011, thousand	2012 vs. 2011, %	4Q2012, thousand	3Q2012, thousand	4Q2012 vs. 3Q2012, %
	tonnes	tonnes		tonnes	tonnes
Coal (run-of-mine)	27,763	27,625	+1	6,970	7,414	-6

Pig iron	4,161	3,728	+12	1,054	1,092	-3

Steel	6,532	6,118	+7	1,430	1,710	-16

Sales:

Product name	2012, thousand	2011, thousand	2012 vs. 2011, %	4Q2012, thousand	3Q2012, thousand	4Q2012 vs. 3Q2012, %
	tonnes	tonnes		tonnes	tonnes
Coking coal	11,542	12,511	-8	2,513	2,792	-10
concentrate

Including coking	2,590	2,876	-10	640	652	-2
coal concentrate supplied to Mechel enterprises

PCI	2,428	1,969	+23	725	629	+15

Anthracites	2,391	2,344	+2	453	587	-23

Including	271	323	-16	25	57	-56
anthracites supplied to Mechel enterprises

Steam coal	5,910	6,438	-8	1,420	1,595	-11

Including steam	1,540	1,319	+17	419	402	+4
coal supplied to Mechel enterprises

Iron ore concentrate	4,390	4,404	0	1,171	1,146	+2

Including iron ore	280	1,693	-83	12	110	-89
concentrate supplied to Mechel enterprises

Coke	3,561	3,457	+3	854	854	0

Including coke	2,448	2,415	+1	546	564	-3
supplied to Mechel enterprises

Nickel	11	16.3	-32	0.5	2.5	-81

Including nickel	2	4.9	-67	0	0.5	-100
supplied to Mechel enterprises

Ferrosilicon	78	83.8	-6	22	21	+1

Including	30	30.3	-2	7.6	7.5	+2
ferrosilicon supplied to Mechel enterprises

Chrome	70	58.4	+20	17	13	+25

Including chrome	9	13.5	-37	2	2.5	-18
supplied to Mechel enterprises

Flat products	718	679	+6	184	143	+29

Including those	397	391	+1	94	66	+41
produced by third parties

Long products	4,073	3,821	+7	966	1,130	-14

Including those	908	818	+11	242	263	-8
produced by third parties

Billets	2,602	2,092	+24	652	726	-10

Including those	881	1,437	-39	130	139	-7
produced by third parties

Hardware and welded	976	961	+2	239	273	-12
mesh

Including those	57	52	+9	17	15	+19
produced by third parties

Forgings	57	60	-5	18	11	+59

Stampings	111	117	-5	28	28	+1

Electric power	4,272,610	3,915,202	+9	1,175,399	845,163	+39
generation (thousand kWh)

Heat power	7,945,674	7,142,197	+11	2,536,507	925,332	+174
generation (Gcal)

Mechel OAO’s Chief Executive Officer Evgeny Mikhel commented on the company’s 2012 operational results:

“Despite market volatility, Mechel on the whole demonstrated positive dynamics in the Group’s key business areas over 2012.

“In the mining segment, production of run-of-mine coal increased by 1% compared to last year’s figures. The temporary suspension of mining activities at Mechel Bluestone in late 2012, as well as difficult weather conditions and current maintenance of mining equipment at Russian coal facilities had a negative impact on the coal mining volumes in the fourth quarter.

“Nevertheless, Mechel continued to successfully pursue its strategy of increasing the share of metallurgical coals in the mining division’s overall sales. For all of 2012, PCI sales were up by 23% and anthracites by 2%. A 23-percent decrease in anthracite sales in the fourth quarter was mostly due to major European consumers reducing inventories at the end of the year.

“In 2012, iron ore concentrate sales remained on the level of 2011. During the year, Korshunov Mining Plant’s sales structure changed.It significantly increased sales to external consumers, mostly Chinese steelmakers, and reduced sales to Mechel’s own enterprises. As a result, in 2012 intragroup sales decreased while third-party sales increased by half.

“In the steel division, production of steel increased by 7% and pig iron by 12% as compared to last year’s figures. The launch of Blast Furnace #5 at Chelyabinsk Metallurgical Plant after capital maintenance and the commissioning of a new electric furnace at Izhstal had a positive impact on production volumes.

“Sales of long and flat rolls in 2012 went up by 7% and 6% respectively, largely due to the sales and service network Mechel Service Global’s Russian and Kazakh subsidiaries optimizing work with the client base.

“One of Mechel’s strategic priorities is increasing output of high-margin metallurgical products. In line with this strategy, the Group, which has for several years been the leader among Russian hardware producers, continues to increase the production and sale of these products. In 2012 hardware and mesh sales amounted to some 978,000 tonnes, which is 2% higher than last year. A small decrease in hardware production in the fourth quarter was due to the suspension of production at the company’s Romanian assets due to unfavorable prices on European steel markets.

“In the ferroalloys division, ferrochrome sales were up by 20% compared to last year’s figures. The 32-percent decrease in nickel sales was caused by the halting of Southern Urals Nickel Plant following a weaker nickel market. Ferrosilicon production stayed stable, and the small difference between its sales in 2012 and 2011 are due to longer ownership transfer periods for volumes sold in late 2012.

“In 2012 the Group’s power division enterprises increased generation of heat to 7,945,674 Gcal and electricity to 4,272,610 KWh, which means a 11% and 9% increase, respectively. That was due not only to increased demand for energy resources, but also a successful 2012 maintenance campaign, as well as renovation of key facilities as part of implementing an investment program for Mechel-Energo OOO and the Group’s other power assets.”

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Mechel OAO
Anton Lapin
Tel: + 7 495 221 88 88
antonlapin@mechel.ru

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Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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All production and sales figures are preliminary and may be adjusted. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.